EXHIBIT 99.1

Almaden Announces Court Decision in respect of Environmental Permit Application for the Ixtaca Precious Metals Project, Mexico

VANCOUVER, British Columbia, Sept. 09, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that the second district court in Puebla (the "Court") has issued a decision in respect of the “incident” filed by Almaden's Mexican subsidiary on February 4 of this year.

As reported previously by the Company (see press release of February 27, 2020), Almaden's subsidiary filed this "incident" to challenge an October, 2019 decision by Mexico’s environmental authority (“SEMARNAT”) to suspend its review of the Ixtaca project’s environmental permit application ("MIA") until resolution of legal proceedings (the “Amparo”) regarding certain of the Company’s mineral concessions which encompass the area of the Ixtaca project.  In April 2019, a lower court ruling in the Amparo found Mexico’s mineral title system unconstitutional. That ruling has been appealed by each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested Party. These appeals are in the process of being studied for resolution (for further discussion of the Amparo, see press release of February 27, 2020).

By filing the "incident", the Company wished to demonstrate that SEMARNAT is not a party to the Amparo and therefore its decision to suspend the permitting process should be revisited, as SEMARNAT has no legal basis to link its administrative review of the MIA to the Amparo.

In its recent decision, the Court dismissed the “incident” principally on the basis that SEMARNAT is not a party to the Amparo. Furthermore, in a related communication with SEMARNAT, the Court also confirmed that the existence of the Amparo does not prevent SEMARNAT from resolving the MIA permit application and that SEMARNAT is free to act within its jurisdiction and authority in respect of the MIA review. The Ministry of the Economy, the Mining Authorities, the Congress, Senate, and the Office of the Presidency all made submissions to the Court as part of this decision.

The Company awaits a response from SEMARNAT to the Court decision. Almaden will update shareholders when it has more information regarding the impact of this decision on SEMARNAT's review of the MIA permit.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome of the Company’s challenge of SEMARNAT’s suspension of the MIA; whether SEMARNAT will accept the MIA; and the outcome of the Amparo proceedings.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/